                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 3)*

                               Polymer Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   731745 10 5
                                -----------------
                                 (CUSIP Number)

                                January 22, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [_]      Rule 13d-1(b)

                  [_]      Rule 13d-1(c)

                  [X]      Rule 13d-1(d)

________________________

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 8 Pages

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----------------------------                             ----------------------
  CUSIP No. 731745 10 5                 13G                Page 2 of 8 Pages
----------------------------                             ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1

      James G. Boyd
      S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: [         ]
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          672,799 (See Item 4)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             4,350,219 (See Item 4)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          672,799 (See Item 4)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          4,350,219 (See Item 4)

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9

      5,023,018 (See Item 4)
------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      15.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                  SCHEDULE 13G

Item 1(a)               Name of Issuer:
                        --------------

                        Polymer Group, Inc. (the "Company")
Item 1(b)               Address of Issuer's Principal Executive Offices:
                        -----------------------------------------------
                        4838 Jenkins Avenue
                        North Charleston, SC 29405

Item 2(a)               Name of Person Filing:
                        ---------------------

                        James G. Boyd

                        The shares of Common Stock covered by this statement include 672,799 shares beneficially owned by Mr. Boyd (including 46,250 shares subject to options exercisable within 60 days), 4,088,568 shares beneficially owned by The InterTech Group, Inc. ("InterTech"), and 261,651 shares beneficially owned by FTG, Inc. ("FTG") (see Item 4). On February 14, 1997, Mr. Boyd filed a joint Schedule 13G (the "Original Schedule 13G") with InterTech and Jerry Zucker.

Item 2(b)               Address of Principal Business Office or, if none,
                        -------------------------------------------------
                        Residence:
                        ---------
                        4838 Jenkins Avenue
                        North Charleston, SC 29405

Item 2(c)               Citizenship:
                        -----------

                        United States

Item 2(d)               Title of Class of Securities:
                        ----------------------------

                        Common Stock, par value $.01 per share ("Common
                        Stock").

                                Page 3 of 8 Pages

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Item 2(e)                  CUSIP No.:
                           ---------

                           731745 10 5

Item 3                     If this statement is filed pursuant to Rules
                           --------------------------------------------
                           13d-1(b), or 13d-2(b) or (c), check whether the
                           -----------------------------------------------
                           person filing is a:
                           -------------------


                           This statement is filed pursuant to Rule 13d-1(d). As such, the listed alternatives are not applicable.

Item 4                         Ownership:
                               ---------

                   (a)     Amount Beneficially Owned:

                           The shares of Common Stock of the Company covered by this Amendment No. 3 include 672,799 shares beneficially owned by Mr. Boyd (including 46,250 shares subject to options exercisable within 60 days), 4,088,568 shares beneficially owned by InterTech, and 261,651 shares beneficially owned by FTG. Mr. Boyd is the Executive Vice President, Treasurer, Secretary, a Director and a stockholder of both InterTech and FTG, and as a result may be deemed to share voting and dispositive power over the shares held by InterTech and FTG. Mr. Boyd expressly disclaims beneficial ownership of the shares held by each of InterTech and FTG. In addition to the shares described above, Mr. Boyd holds options to purchase shares of Common Stock which are not currently beneficially owned by Mr. Boyd pursuant to Rule 13d-3(d)(1) because such options are not exercisable within 60 days. Such currently unexercisable options consist of the following: (A) under the Issuer's 2001 Key Employee Stock Option Plan (the "2001 Plan"), Mr. Boyd holds options to purchase an additional 37,500 shares of Common Stock (at a purchase price of $2.75 per share), which options vest in three equal annual installments on June 26, 2002 through June 26, 2004); and (B) under the Issuer's 1996 Key Employee Stock Option Plan (the "1996 Plan"), Mr. Boyd holds options to purchase an additional 101,250 shares of Common Stock (at a purchase price of $1.88 per share), which options vest in three equal annual installments beginning on September 24, 2002.

                                Page 4 of 8 Pages

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                           Mr. Boyd and certain other shareholders of the
                           Company are parties to a voting agreement, dated as of May 15, 1996, as amended (the "Voting Agreement"), as described in the Original Schedule 13G. After considering the number of shares directly beneficially owned by Mr. Boyd as revised herein, the parties to the Voting Agreement own 15,507,590 shares of Common Stock, or approximately 48.3% of the outstanding Common Stock of the Company. As previously disclosed in the Original Schedule 13G, Mr. Boyd disclaims beneficial ownership of shares of Common Stock owned by the other parties to the Voting Agreement. Appendix A, which is incorporated herein by reference, sets forth the following information with respect to each party to the Voting Agreement;
                           (i) name, (ii) address of principal business office, and (iii) the number of shares of Common Stock owned by such party.

                 (b) Percent of Class: (Based on (i) 32,004,200 shares outstanding as of November 5, 2001 and (ii) 46,250 shares subject to options held by Mr. Boyd that are exercisable within 60 days) Mr. Boyd 15.6%

                 (c)       Number of Shares as to which such person has:
                           (i)     Sole power to vote or to direct the vote:
                                   672,799

                           (ii)    Shared power to vote or to direct the vote:
                                   4,350,219

                           (iii) Sole power to dispose or to direct the disposition of:

                                   672,799

                           (iv) Shared power to dispose or to direct the disposition of:

                                   4,350,219

Item 5                             Ownership of Five Percent or Less of a Class:
                                   --------------------------------------------
                           If this statement is filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [_].

                           Not applicable.

Item 6                             Ownership of More Than Five Percent on Behalf
                                   ---------------------------------------------
                                   of Another Person:
                                   -----------------
                           Not applicable.

Item 7                             Identification and Classification of the
                                   ----------------------------------------
                                   Subsidiary Which Acquired the Security Being
                                   --------------------------------------------
                                   Reported on By the Parent Holding Company:
                                   -----------------------------------------
                           Not applicable.

                                Page 5 of 8 Pages

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Item 8                         Identification and Classification of Members of
                               ------------------------------------------------
                               the Group:
                               ---------

                           Not applicable.

Item 9                         Notice of Dissolution of Group:
                               ------------------------------
                           Not applicable.

Item 10                    Certification:
                           -------------

                           Not applicable.

                                Page 6 of 8 Pages

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 28, 2002



                                                    /s/ James G. Boyd
                                                    -----------------
                                                    James G. Boyd
                                Page 7 of 8 Pages

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                                   Appendix A

                         Parties to the Voting Agreement
                         -------------------------------

                            Address of Principal            Number of Shares
 Name                       Business Office                 of Common Stock (a)
 -----                      ---------------                --------------------
 Jerry Zucker               4838 Jenkins Avenue                     4,061,558
                            North Charleston, SC 29405

 James G. Boyd              4838 Jenkins Avenue                       672,799
                            North Charleston, SC 29405

 The InterTech              4838 Jenkins Avenue                     4,088,568
   Group, Inc.              North Charleston, SC 29405

 Golder, Thoma, Cressey     c/o Golder, Thoma, Cressey,             5,627,176
   Fund III, Limited        Rauner, Inc.
   Partnership              6100 Sears Tower
                            Chicago, IL 60606-6402

 FTG, Inc.                  4838 Jenkins Avenue                       261,651
                            North Charleston, SC 29405

 Leeway & Co.               c/o State Street Bank and                 795,838
                            Trust Co.
                            Master Trust Division-Q4W
                            P.O. Box 1992
                            Boston, MA 02110

(a) Share information provided in this Appendix A is based on the most recent information available to Mr. Boyd through public disclosure or otherwise. Mr. Boyd makes no representations as to the accuracy of information set forth herein other than for himself.

                                Page 8 of 8 Pages